SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 2)*

ARTISOFT, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

04314L 20 5
(CUSIP Number)

JOHN W. WATKINS
75 STATE STREET, SUITE 2500
BOSTON, MASSACHUSETTS 02109
(617) 345-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

FEBRUARY 9, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04314L 20 5	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). M/C Venture Partners V, L.P. 04-3526474
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 26,187,410(*)(**)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 26,187,410(*)(**)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,187,410
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.10%(***)
14	TYPE OF REPORTING PERSON PN

(*) Includes 20,931,572 shares of Common Stock, warrants to purchase 589,918 shares of the Common Stock and 2,831 shares of Series D Preferred Stock (which are immediately convertible at the election of the Reporting Person into 2,359,166 shares of Common Stock). See Item 5.

(**) Pursuant to rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby. See Item 5.

(***) See Item 5.

CUSIP NO. 04314L 20 5	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). M/C VP V, LLC 04-3526473
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 26,187,410(*)(**)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 26,187,410(*)(**)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,187,410
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.10%(***)
14	TYPE OF REPORTING PERSON PN

(*) Includes 20,931,572 shares of Common Stock, warrants to purchase 589,918 shares of the Common Stock and 2,831 shares of Series D Preferred Stock (which are immediately convertible at the election of the Reporting Person into 2,359,166 shares of Common Stock). See Item 5.

(**) Pursuant to rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby. See Item 5.

(***) See Item 5.

CUSIP NO. 04314L 20 5	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). M/C Venture Investors, LLC 04-3459400
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 26,187,410(*)(**)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 26,187,410(*)(**)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,187,410(*)(**)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.10%(***)
14	TYPE OF REPORTING PERSON PN

(*) Includes 486,595 shares of Common Stock, warrants to purchase 10,989 shares of the Common Stock and 53 shares of Series D Preferred Stock (which are immediately convertible at the election of the Reporting Person into 44,167 shares of Common Stock). See Item 5.

(**) Pursuant to rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby. See Item 5.

(***) See Item 5.

CUSIP NO. 04314L 20 5	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Chestnut Venture Partners, L.P. 04-3545072
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 26,187,410(*)(**)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 26,187,410(*)(**)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,187,410(*)(**)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.10%(***)
14	TYPE OF REPORTING PERSON PN

(*) Includes 758,190 shares of Common Stock, warrants to purchase 24,093 shares of the Common Stock and 116 shares of Series D Preferred Stock (which are immediately convertible at the election of the Reporting Person into 96,667 shares of Common Stock). See Item 5.

(**) Pursuant to rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby. See Item 5.

(***) See Item 5.

CUSIP NO. 04314L 20 5	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Chestnut Street Partners, Inc. 04-2922556
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 26,187,410(*)(**)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 26,187,410(*)(**)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,187,410
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.10%(***)
14	TYPE OF REPORTING PERSON CO

(*) Includes 20,931,572 shares of Common Stock, warrants to purchase 589,918 shares of the Common Stock and 2,831 shares of Series D Preferred Stock (which are immediately convertible at the election of the Reporting Person into 2,359,166 shares of Common Stock). See Item 5.

(**) Pursuant to rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby. See Item 5.

(***) See Item 5.

CUSIP NO. 04314L 20 5	13D	Page 7 of 12 Pages

Item 1.     Security and Issuer
This Statement on Schedule 13D relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Artisoft, Inc., a corporation incorporated under the laws of the State of Delaware ("Artisoft" or the "Issuer"). The principal executive office of the Issuer is located at 5 Cambridge Center, Cambridge, Massachusetts 02142.

Item 2.     Identity and Background
(a) This Statement is being filed by (1) M/C Venture Partners V, L.P. ("M/C Venture Partners V"); (2) M/C VP V, LLC (“M/C VP V”), which is the sole general partner of M/C Venture Partners V; (3) M/C Venture Investors, LLC ("M/C Venture Investors"); (4) Chestnut Venture Partners, L.P. ("Chestnut Venture Partners") and (5) Chestnut Street Partners, Inc. (“Chestnut Street Partners”), which is the sole general partner of Chestnut Venture Partners (each a "Reporting Person" and collectively, the "Reporting Persons").

(b) The residence or business address of each of the Reporting Persons is 75 State Street, Suite 2500, Boston, Massachusetts 02109.

(c) The principal business of M/C Venture Partners V, M/C Venture Investors and Chestnut Venture Partners is investing in securities and other investment instruments. The principal business of M/C VP V and Chestnut Street Partners is to act as general partner of M/C Venture Partners V and Chestnut Venture Partners, respectively.

(d)(e) During the last five years, none of the persons listed in Item 2(a) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of M/C Venture Partners V and Chestnut Venture Partners are Delaware limited partnerships. Each of M/C VP V and M/C Venture Investors are Delaware limited liability companies. Chestnut Street Partners is a Delaware corporation.

Item 3.     Source and Amount of Funds or Other Consideration

2005 Financing

On September 28, 2005, M/C Venture Partners V acquired 4,352,109 shares of Common Stock of the Issuer for a total purchase price of $4,955,311.31. The working capital of M/C Venture Partners V was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. In addition, on September 28, 2005, M/C Venture Partners V acquired a warrant to purchase 836,318 shares of Common Stock of the Issuer in satisfaction of outstanding liquidated damages arising out of the Issuer’s failure to register shares of Common Stock issued to M/C Venture Partners V pursuant to that certain stock purchase agreement dated as of September 28, 2004.

On September 28, 2005, M/C Venture Investors acquired 177,743 shares of Common Stock of the Issuer for a total purchase price of $202,378.18. The working capital of M/C Venture Investors was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. In addition, on September 28, 2005, M/C Venture Investors acquired a warrant to purchase 15,579 shares of Common Stock of the Issuer in satisfaction of outstanding liquidated damages arising out of the Issuer’s failure to register shares of Common Stock issued to M/C Venture Investors pursuant to that certain stock purchase agreement dated as of September 28, 2004.

On September 28, 2005, Chestnut Venture Partners acquired 81,074 shares of Common Stock of the Issuer for a total purchase price of $92,310.86. The working capital of Chestnut Venture Partners was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. In addition, on September 28, 2005, Chestnut Venture Partners acquired a warrant to purchase 34,156 shares of Common Stock of the Issuer in satisfaction of outstanding liquidated damages arising out of the Issuer’s failure to register shares of Common Stock issued to Chestnut Venture Partners pursuant to that certain stock purchase agreement dated as of September 28, 2004.

2006 Financing

On February 9, 2006, M/C Venture Partners V acquired 2,831 shares of Series D Convertible Preferred Stock, par value $1.00 per share (the “Series D Preferred Stock”), of the Issuer for a total purchase price of $2,831,607.00. The working capital of M/C Venture Partners V was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. In addition, on February 9, 2006, M/C Venture Partners V acquired a warrant to purchase 589,918 shares of Common Stock of the Issuer.

On February 9, 2006, M/C Venture Investors acquired 53 shares of Series D Preferred Stock of the Issuer for a total purchase price of $52,749.00. The working capital of M/C Venture Investors was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. In addition, on February 9, 2006, M/C Venture Investors acquired a warrant to purchase 10,989 shares of Common Stock of the Issuer.

On February 9, 2006, Chestnut Venture Partners acquired 116 shares of Series D Preferred Stock of the Issuer for a total purchase price of $115,644.00. The working capital of Chestnut Venture Partners was the source of funds for this purchase. No part of the purchase price was or will

CUSIP NO. 04314L 20 5	13D	Page 8 of 12 Pages

be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. In addition, on February 9, 2006, Chestnut Venture Partners acquired a warrant to purchase 24,093 shares of Common Stock of the Issuer.

Item 4.     Purpose of Transaction
The Reporting Persons acquired and continue to hold the shares of Common Stock, Series D Preferred Stock and the warrants to purchase Common Stock reported herein for investment purposes. The Reporting Persons intend to review continuously their position in the Issuer. Depending on market conditions and other factors that the Reporting Persons may deem relevant to their investment decisions, the Reporting Persons may in the future acquire additional shares of Common Stock, Series D Preferred Stock or warrants to purchase Common Stock, or options or other derivative securities related to the Common Stock, in the open market or in privately negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of its shares of Common Stock, Series D Preferred Stock or its warrants to purchase Common Stock, or options or other derivative securities related to the shares of Series D Preferred Stock or Common Stock, in one or more transactions, in each case to the extent then permitted by applicable law and regulation.

Each of M/C Venture Partners V, M/C Venture Investors and Chestnut Venture Partners (collectively, the "M/C Entities") acquired its respective shares of Common Stock and Series D Preferred Stock and warrants to purchase shares of Common Stock pursuant to securities purchase agreements, entered into as of September 28, 2005 (the “Common Stock Agreement”) and February 9, 2006 (the “Series D Preferred Stock Agreement”) (as stated in Item 3 above) each by and between the Issuer, the M/C Entities and the other investors named therein.

The Common Stock Agreement provides for the purchase and sale of an aggregate of 11,329,785 shares of Common Stock at a price per share of $1.1386, and includes standard representations and warranties of the Issuer and the investors, as well as additional terms and conditions, including those set forth below. The representations and warranties will survive for one year after the closing. Artisoft has agreed to indemnify the investors and specified related parties against damages with respect to breaches of the representations, warranties and covenants of Artisoft in the Common Stock Agreement. The Common Stock Agreement may be modified, waived or amended pursuant to an instrument in writing signed by the Issuer and with investors constituting a majority-in-interest of the shares held by the investors (subject to certain conditions). In addition, the M/C Entities acquired warrants to purchase up to an aggregate of 886,053 shares of Common Stock in satisfaction of outstanding liquidated damages arising out of the Issuer’s failure to register shares of Common Stock issued to the M/C Entities pursuant to the Common Stock Agreement.

The Series D Preferred Stock Agreement provides for the purchase and sale of an aggregate of 5,000 shares of Series D Preferred Stock at a price per share of $1,000.00, and includes standard representations and warranties of the Issuer and the investors, as well as additional terms and conditions, including those set forth below. The representations and warranties will survive for one year after the closing. Artisoft has agreed to indemnify the investors and specified related parties against damages with respect to breaches of the representations, warranties and covenants of Artisoft in the Series D Preferred Stock Agreement. The Series D Preferred Stock Agreement may be modified, waived or amended pursuant to an instrument in writing signed by the Issuer and with investors constituting a majority-in-interest of the shares held by the investors (subject to certain conditions). In addition, the M/C Entities acquired warrants to purchase up to an aggregate of 1,041,667 shares of Common Stock. Each share of Series D Preferred Stock is immediately convertible at the election of the holder into shares of Common Stock of the Issuer. The Series D Preferred Stock shall be convertible into such number of shares of the Issuer’s Common Stock as is determined by dividing the “Series D Original Issue Price”, which shall initially be $1,000 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting the number of issued and outstanding shares of Series D Preferred Stock), by the “Series D Conversion Price”, which shall initially be $1.20 (subject to customary antidilution adjustments). Each share of Series D Preferred Stock is automatically convertible upon the earlier of (i) the closing of the sale of shares of Common Stock of the Issuer to the public at a price of at least three (3) times the Series D Original Issue Price in an underwritten public offering resulting in at least $50,000,000 of gross proceeds to the Issuer or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of at least a majority in interest of the then outstanding shares of Series D Preferred Stock. If within 180 days after February 9, 2006 the Issuer shall consummate a financing which involves the issuance of certain equity or debt securities in which the aggregate gross proceeds to the Issuer equals or exceeds $10,000,000 (a “Future Financing”), then all outstanding shares of Series D Preferred Stock shall be automatically deemed converted into such securities issued in connection with the Future Financing as is equal to the quotient of (A) the Series D Liquidation Amount (the greater of the Series D Original Issue Price plus all such accrued dividends unpaid thereon or such amount per share as would have been payable had all shares of Series D Preferred Stock been converted to Common Stock) divided by (B) the price per share paid by the investors in the Future Financing.

BOARD OF DIRECTORS

The Common Stock Agreement provides that the size of Artisoft's board of directors be set at seven members, with the board initially consisting of (1) the chief executive officer of Artisoft, (2) one member designated by the former holders of Artisoft's series B preferred stock, (3) one member designated by the former holders of Artisoft's series C preferred stock, (4) two members designated by the M/C Entities and (5) two other directors designated by mutual agreement of the M/C Entities and Artisoft's board of directors. Pursuant to these provisions, the M/C Entities have designated John W. Watkins and Matthew J. Rubins as directors of Artisoft and the M/C Entities and Artisoft's board of directors have mutually agreed to designate Michael P. Downey and Francis E. Girard, each an existing Artisoft director, as Artisoft directors.

Following March 28, 2006, the Common Stock Agreement provides that Artisoft's board of directors will consist of (1) its chief executive officer, (2) one member designated by Special Situations Fund III, L.P., another investor under the Common Stock Agreement, so long as Special Situations Fund III, L.P. and its affiliates continue to beneficially own at least 50% of the shares of Artisoft's common stock acquired upon the conversion of their shares of Artisoft's series B preferred stock, and otherwise, one member designated by the former holders of Artisoft's series B preferred stock and series C preferred stock, (3) two members designated by the M/C Entities and (4) three directors with relevant industry experience designated by the M/C Entities and Artisoft's board of directors.

The investors' designees are entitled to membership on the compensation and nominating committees of the board of directors.

CUSIP NO. 04314L 20 5	13D	Page 9 of 12 Pages

2
COVENANTS

Artisoft's affirmative covenants under the Common Stock Agreement include obligations related to providing specified significant investors with a right of first refusal on future issuances of securities by Artisoft; seeking a listing of its common stock on the Nasdaq National Market, Nasdaq SmallCap Market or the American Stock Exchange; including the approval of the directors designated by M/C Venture Partners; using a portion of the proceeds from the financing for the acquisition of substantially all of the assets and certain liabilities of Comdial Corporation pursuant to the terms of an asset purchase agreement entered into on September 1, 2005; maintaining insurance; indemnifying and reimbursing the expenses of directors; removing the legends on the certificates representing the shares purchased by the investors (subject to liquidated damages if such removal is delayed); providing information required by Rule 144 under the Securities Act of 1933; and amending Artisoft's certificate of incorporation to the extent necessary to reflect the transactions contemplated by the Common Stock Agreement and the Series D Preferred Stock Agreement, including to increase the amount of authorized but unissued Common Stock to 250,000,000 or such other number as is recommended or approved by Artisoft’s board of directors, such approval to include the approval of the directors designated by M/C Venture Partners.

Artisoft's negative covenants under the Common Stock Agreement relate to obligations not to, without the prior consent of the M/C Entities, enter into a transaction involving a change in control of Artisoft; incur indebtedness in excess of $3.0 million; create any security with an equity component unless that security is junior to the common stock or, subject to specified exceptions, issue any equity securities; transfer its intellectual property; repurchase, redeem or pay dividends on any shares of capital stock (except for dividends or other distributions payable on the common stock solely in the form of additional shares of common stock); grant stock options that are not authorized by a vote of the board of directors or its compensation committee; liquidate or dissolve; change the size of Artisoft's board of directors; amend Artisoft's certificate of incorporation, except as discussed above, or bylaws; change the nature of Artisoft's business; or alter the voting rights of shares of Artisoft's capital stock in a disparate manner.

REGISTRATION RIGHTS

Artisoft has agreed to register, under the Securities Act of 1933, the shares of Common Stock issued and sold under the Common Stock Agreement and the shares of Common Stock issued upon conversion of Series D Preferred Stock issued and sold under the Series D Preferred Stock Agreement for resale by the investors.

Artisoft has agreed to file with the Securities and Exchange Commission registration statements (1) with respect to shares of Common Stock issued pursuant to the Common Stock Agreement on or before December 12, 2005 (the “2005 Registration”) and (2) with respect to shares of Common Stock issued upon conversion of the Series D Preferred Stock pursuant to the Series D Preferred Stock Agreement on or before March 26, 2006 (the “2006 Registration”) (the earlier of the dates such registration statements are actually filed or are required to be filed is a “Filing Date”) and to use its best efforts to cause such registration statements to become effective on or before the respective date that is the earliest of (A) in the event of no review by the staff of the SEC (the “Staff”), within 5 days of being informed by the Staff that the Staff has decided not to review such registration statement, but in no event later than 30 days after the respective Filing Date, (B) in the event of a review by the Staff, within 5 days of being informed by the Staff that the Staff have no further comments on such registration statement, but in no event later than 90 days after the respective Filing Date (the earliest of (A) and (B) thereof with respective to each of the 2005 Registration and the 2006 Registration, each a “Required Effective Date”). If such registration statement i) is not filed on or before the respective Filing Date, ii) is not declared effective by the SEC on or prior to the respective Required Effective Date, or iii) after being declared effective, ceases to be effective and available for any continuous period that exceeds 30 days or for one or more periods that exceed in the aggregate 60 days in any 12-month period, Artisoft will be required, with respect to the 2005 Registration and 2006 Registration, to pay each investor, pursuant to the Common Stock Agreement and the Series D Preferred Stock Agreement, liquidated damages in an amount equal to 1% of the aggregate purchase price paid by such investor under the Common Stock Agreement and the Series D Preferred Stock Agreement (not to exceed 9% of such purchase price, in the aggregate). Artisoft has also made other customary agreements regarding the 2005 Registration and the 2006 Registration, including matters relating to indemnification; maintenance of the registration statement; payment of expenses; and compliance with state "blue sky" laws.

Except as set forth in this Item 4 and Item 6, the Reporting Persons have no plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent it deems advisable.

Item 5.     Interest in Securities of the Issuer.

(a) (b) As of the date of this Statement, M/C Venture Partners V is the record holder of 20,931,572 shares of Common Stock, warrants to purchase 589,918 shares of the Common Stock and 2,831 shares of Series D Preferred Stock (the "M/C Venture Partners V Shares"), M/C Venture Investors is the record holder of is the record holder of 486,595 shares of Common Stock, warrants to purchase 10,989 shares of the Common Stock and 53 shares of Series D Preferred Stock (the "M/C Venture Investors Shares") and Chestnut Venture Partners is the record holder of is the record holder of 758,190 shares of Common Stock, warrants to purchase 24,093 shares of the Common Stock and 116 shares of Series D Preferred Stock (the "Chestnut Venture Partners Shares"). As sole general partner of Chestnut Venture Partners, Chestnut Street Partners may be deemed to beneficially own the Chestnut Venture Partners Shares. By virtue of their relationship as affiliated limited partnerships, whose general partners have overlapping individual general partners, managing members and stockholders, as the case may be, each of M/C Venture Partners V, M/C Venture Investors and Chestnut Venture Partners may be deemed to share the power to direct the disposition and vote of the M/C Venture Partners V Shares, the M/C Venture Investors Shares and the Chestnut Venture Partners Shares, for an aggregate of 23,062,410 shares of Common Stock, 625,000 warrants to purchase shares of Common Stock (which are immediately exercisable for 625,000 shares of Common Stock) and 3,000 shares of Series D Preferred Stock (which are immediately convertible into 2,500,000 shares of Common Stock (the "Record Shares")). The Reporting Persons expressly disclaim

CUSIP NO. 04314L 20 5	13D	Page 10 of 12 Pages

membership in a "group" as used in Rule 13d-1(b)(ii)(H). Each Reporting Person also expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer, except for the shares, if any, such Reporting Person holds of record.

The Record Shares represent approximately 60.0% of the Series D Preferred Stock outstanding, based upon (i) 5,000 shares of Series D Preferred Stock reported by the Issuer to be outstanding as of February 9, 2006, (ii) 5,000 shares of Series D Preferred Stock issued pursuant to the Series D Preferred Stock Agreement, and (iii) warrants for the purchase of up to an aggregate of 1,041,667 shares of Common Stock issued pursuant to the Series D Preferred Stock Agreement. The Record Shares (as converted or exercised, as applicable, for shares of Common Stock) represent approximately 47.10% of the Common Stock outstanding, based upon (i) 62,682,086 shares of Common Stock reported by the Issuer to be outstanding as of February 9, 2006.

(c) None of the Reporting Persons has effected any transactions in the shares of Common Stock or Series D Preferred Stock in the past sixty days, other than the transactions described herein.

(d) Not applicable.

(e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 28, 2005, the Issuer entered into voting agreements (the “Voting Agreements”) with each of the M/C Entities, whereby each of the M/C Entities separately agreed to vote for the approval of the amendment of the Issuer’s certificate of incorporation to reflect the transactions contemplated by the Common Stock Agreement, including to increase the amount of authorized but unissued Common Stock to 250,000,000 or such other number as is recommended or approved by the Issuer’s board of directors, such approval to include the approval of the directors designated by M/C Venture Partners.

On September 28, 2005, the Issuer entered into warrant agreements with each of the M/C Entities, in satisfaction of outstanding liquidated damages arising out of the Issuer’s failure to register shares of Common Stock issued to each of the M/C Entities pursuant to that certain Common Stock Agreement dated as of September 28, 2004.

On February 9, 2006, the Issuer entered into amended voting agreements (the “Amended Voting Agreements”) with each of the M/C Entities, whereby each of the M/C Entities separately agreed to vote for the approval of the amendment of the Issuer’s certificate of incorporation to reflect the transactions contemplated by the Series D Preferred Stock Agreement, including to increase the amount of authorized but unissued Common Stock to 250,000,000 or such other number as is recommended or approved by the Issuer’s board of directors, such approval to include the approval of the directors designated by M/C Venture Partners.

On February 9, 2006, the Issuer entered into warrant agreements (the “Warrants”) with each of the M/C Entities pursuant to that certain Series D Preferred Stock Agreement dated as of February 9, 2006.

Except for the Amended Voting Agreements, the Common Stock Agreement, the Series D Preferred Stock Agreement and the transactions described in this Statement, none of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.     Material to be filed as Exhibits

Exhibit 1.	Agreement of Joint Filing

Exhibit 2.	*Stock Purchase Agreement, dated as of September 28, 2005, by and among Artisoft, Inc. and the investors set forth therein

Exhibit 3.	Series D Preferred Stock Agreement, dated as of February 9, 2006, by and among Artisoft, Inc., and the investors set forth therein

Exhibit 4.	Certificate of Powers, Designations, Preferences and Rights of the Series D Convertible Preferred Stock of Artisoft, Inc. as filed with the Secretary of State of the State of Delaware on February 9, 2006

Exhibit 5.	*Form of Voting Agreement, dated as of September 28, 2005, by and among Artisoft, Inc., and each of the M/C Entities set forth therein

Exhibit 6.	Form of Amended Voting Agreement, dated as of February 9, 2006, by and between Artisoft, Inc. and each of the M/C Entities

Exhibit 7.	*Form of Warrant, dated as of September 28, 2005, by and between Artisoft, Inc. and each of the M/C Entities and exercisable for the number of shares as set forth below:

CUSIP NO. 04314L 20 5	13D	Page 11 of 12 Pages

M/C Venture Partners V - 836,318 shares of Common Stock
M/C Venture Investors - 15,579 shares of Common Stock
Chestnut Venture Partners - 34,156 shares of Common Stock

Exhibit 8.	Form of Warrant, dated as of February 9, 2006, by and between Artisoft, Inc. and each of the M/C Entities and exercisable for the number of shares as set forth below:

M/C Venture Partners V —	20,931,572 shares of Common Stock, warrants to purchase 589,918 shares of the Common Stock and 2,831 shares of Series D Preferred Stock

M/C Venture Investors —	486,595 shares of Common Stock, warrants to purchase 10,989 shares of the Common Stock and 53 shares of Series D Preferred Stock

Chestnut Venture Partners —	758,190 shares of Common Stock, warrants to purchase 24,093 shares of the Common Stock and 116 shares of Series D Preferred Stock

*    Previously filed as an exhibit to Schedule 13D/A on October 17, 2005.

CUSIP NO. 04314L 20 5	13D	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.   We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Date:     March 31, 2006

M/C VENTURE PARTNERS V, L.P.

By:	M/C VP V, LLC

By:	/s/ John W. Watkins
John W. Watkins, Manager

M/C VP V, LLC

By:	/s/ John W. Watkins
John W. Watkins, Manager

M/C VENTURE INVESTORS, LLC

By:	/s/ John W. Watkins
John W. Watkins, Manager

CHESTNUT VENTURE PARTNERS, L.P.

By:	CHESTNUT STREET PARTNERS, INC.

By:	/s/ John W. Watkins
John W. Watkins, as Attorney in Fact

CHESTNUT STREET PARTNERS, INC.

By:	/s/ John W. Watkins
John W. Watkins, as Attorney in Fact

Exhibit 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock and Series D Preferred Stock of Artisoft, Inc.

EXECUTED this 31st day of March, 2006.

M/C VENTURE PARTNERS V, L.P.

By:	M/C VP V, LLC

By:	/s/ John W. Watkins
John W. Watkins, Manager

M/C VP V, LLC

By:	/s/ John W. Watkins
John W. Watkins, Manager

M/C VENTURE INVESTORS, LLC

By:	/s/ John W. Watkins
John W. Watkins, Manager

CHESTNUT VENTURE PARTNERS, L.P.

By:	CHESTNUT STREET PARTNERS, INC.

By:	/s/ John W. Watkins
John W. Watkins, as Attorney in Fact

CHESTNUT STREET PARTNERS, INC.

By:	/s/ John W. Watkins
John W. Watkins, as Attorney in Fact